PETROBRAS ARGENTINA SA

VIA EDGAR

January 14, 2015

Mr. Ethan Horowitz

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re.

Petrobras Argentina S.A.

Form 20-F for Fiscal Year Ended December 31, 2013

Filed April 25, 2014

File No. 333-155319

Dear Mr. Horowitz:

By letter dated January 6, 2015, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) commented on the annual report on Form 20-F of Petrobras Argentina S.A. (the “Company”) for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”), which was filed with the Commission on April 25, 2014.  In response to the Staff’s comment, the Company submits the response below.

For your convenience, we have reproduced below in bolded italics the Staff’s comment and have provided the Company’s response immediately below the comment.

Oil and Gas Exploration and Production, page 24

Reserves, page 34

We note your response to our prior comment one and request for compliance in future filings. Item 1203(b) of Regulation S-K requires disclosure of the nature of all material changes in proved undeveloped reserves during the fiscal year and is not meant to be limited to disclosure of proved undeveloped reserve amounts converted into proved developed reserves. The fact that the overall proved undeveloped reserve balance as of December 31, 2013 and 2012 did not materially change does not limit the requirements to disclose the material activity of underlying additions, revisions, conversions and write-off of proved undeveloped reserves occurring throughout the fiscal years presented.

We further note your reference to the table presented on page 36, which details the activity of the proved developed and undeveloped reserves on a combined basis. It may be helpful to expand the current tabular disclosure to break out the detailed activity between proved developed and proved undeveloped reserves to quantify these material changes and supplement such tabular disclosure with further qualitative discussion of the nature of material changes in proved undeveloped reserves.

Company Response

We take note of the Staff’s comment relating to pages 24 and 34 of the 2013 Form 20-F regarding the required disclosure of material activity underlying any changes to our proved undeveloped reserves.

The 1.5% increase in our proved undeveloped reserves in 2013 compared to 2012 is mainly attributable to:

i. the conversion of approximately 10.7 million barrels of oil equivalent (“MMboe”) of proved undeveloped reserves to proved developed reserves, mainly through drilling activities in our production areas in the Neuquén basin;

ii. a ten-year extension of our concession in the El Tordillo production area located in the San Jorge basin (See “Item 5. Operating and Financial Review and Prospects—Factors affecting our consolidated results of operations—Changes in Our Oil and Gas Exploration and Production Portfolio”), which resulted in the addition of 9.4 MMboe of proved undeveloped reserves; and

iii. an increase of 2.7 MMboe of proved undeveloped reserves, based on positive revisions to previous estimates of reserves.

The activities described in items i, ii and iii above resulted in a net increase of 1.4 MMboe in our proved undeveloped reserves in 2013 compared to 2012.

Except as noted, no other activity of underlying additions, revisions, conversions or write-offs of proved undeveloped reserves occurred during 2013.

In our future filings, we will disclose the nature of all material activity underlying any changes in proved undeveloped reserves during the relevant fiscal year, in addition to any investments made to convert proved undeveloped reserves to developed reserves. While we believe that the tabular disclosure on page 36 of the 2013 Form 20-F is consistent with that of our peers in the region, we will additionally consider expanding this table in future filings. Any such expansion would break out the detailed activity between proved developed and proved undeveloped reserves if, under the circumstances, such additional detail would provide investors with materially significant information.

******

In connection with our response to the Staff’s comment, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, or require any additional information, please do not hesitate to contact María Verónica Blasco or Claudio Martín or Gabriel Scagnetti of Petrobras Argentina S.A. at (5411) 4344 6571 or Andrés de la Cruz of Cleary Gottlieb Steen & Hamilton LLP at (212) 225 2208.

 Very truly yours,

PETROBRAS ARGENTINA S.A.

/s/ Luis Miguel Sas

By: Luis Miguel Sas

Title: Chief Financial Officer

cc.

María Verónica Blasco  – Petrobras Argentina S.A.

Claudio Martín – Petrobras Argentina S.A.

Gabriel Scagnetti – Petrobras Argentina S.A.

Andrés de la Cruz – Cleary Gottlieb Steen & Hamilton LLP